Exhibit 1 to Form 8-K filed February 24, 2004

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re	)	Chapter 11
)
AstroPower, Inc.,	)	Case No. 04-10322
)
	)	RE: D.I. 12
Debtor.	)

ORDER (A) ESTABLISHING PROCEDURES FOR THE DEBTOR’S PROPOSED

SALE OF SUBSTANTIALLY ALL OF THE ASSETS OF THE DEBTOR FREE AND

CLEAR OF ALL LIENS, CLAIMS, ENCUMBRANCES, AND INTERESTS;

(B) APPROVING BREAK-UP FEE ARRANGEMENT WITH THE PROPOSED BUYER;

(C) ESTABLISHING DATE AND TIME FOR SALE HEARING AND (D) APPROVING

THE FORM AND MANNER OF NOTICES

Upon Debtor’s Expedited Motion To: (I) (A) Establish Bidding Procedures In Connection With Sale Of Substantially All Of The Assets Of The Debtor, Including Certain Bidding Incentives, (B) Approve The Form And Manner Of Notices, (C) Approve The Form Of The Asset Purchase Agreement, (D) Set A Sale Hearing, And (E) Grant Related Relief; (II) Approve The Sale Of Substantially All Of The Assets Of The Debtor Free And Clear Of Liens, Claims And Encumbrances To The Successful Bidder; (III) Authorize The Assumption And Assignment Of Certain Executory Contracts And Leases; And (IV) Approve Procedures For The Rejection Of Certain Contracts And Leases (D.I. 12) (the “Motion”) of the above-captioned debtor and debtor-in-possession (the “Debtor”); and the Court having jurisdiction to consider the Motion and the relief requested therein pursuant to 28 U.S.C. §§ 157 and 1334; and due notice of the Motion having been given under the circumstances; and it appearing that no other or further notice is necessary or required; and the Court having reviewed the Motion and the papers in support thereof and the responses thereto, if any; and upon the Motion, the papers in support thereof and the responses thereto, if any, and the evidence presented and the arguments made at the hearing held on February 19, 2004 (the “Procedures Hearing”); and the Court having found and determined that the legal and factual bases set forth in the Motion and at the Procedures Hearing establish just cause for the relief granted herein; and that the relief requested in the Motion is an exercise of the Debtor’s sound business judgment and is in the best interests of the Debtor and its estate and creditors; and upon all of the proceedings had before the Court and after due deliberation and sufficient cause appearing therefor:

IT IS HEREBY FOUND, DETERMINED, ORDERED, ADJUDGED AND DECREED THAT:1

1. On February 1, 2004 (the “Petition Date”), the Debtor commenced its reorganization case by filing a voluntary petition for relief under chapter 11 of Title 11, 11 U.S.C. §§ 101-1330 (the “Bankruptcy Code”).

2. The Debtor is presently operating its business as debtor-in-possession pursuant to 11 U.S.C. §§ 1107 and 1108 of the Bankruptcy Code. No trustee or examiner has been appointed in this case.

3. The Court has jurisdiction over the Motion and the relief requested therein pursuant to 28 U.S.C. §§ 157 and 1334 and this matter is a core proceeding pursuant to 28 U.S.C. §157 (b)(2)(A) and (N). Venue of this chapter 11 case and the Motion in this district is proper under 28 U.S.C. §§ 1408 and 1409.

4. Proper, timely, adequate and sufficient notice of the Motion, the asset purchase agreement (the “Agreement,” as the same shall be amended to reflect the terms of this Order and

[1]	Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. See Bankruptcy Rule 7052.

the results of the Procedures Hearing),2 and the Hearing has been provided in accordance with sections 102(1), 105(a), and 363 of the Bankruptcy Code and Rules 6004 and 9014 of the Federal Rules of Bankruptcy Procedure, and such notice was good and sufficient, and appropriate under the particular circumstances, and no other or further notice is required.

5. The Motion shall be, and it hereby is, granted, to the extent set forth herein.

6. All objections to the Motion, including, without limitation, any subsequently interposed at the Hearing, or the relief requested therein, that have not been withdrawn, waived, or settled, are hereby overruled on the merits.

7. Notwithstanding anything to the contrary in the Motion or the Agreement (as defined herein), the following terms or provisions shall apply to the Agreement:

i.	The term “Break-Up Fee” shall mean approximately $540,000, which amount shall be equal to 3% of the sum of (a) $15,000,000 and (b) the estimated amount of the Assumed Liabilities announced at the Auction;

ii.	On or before March 9, 2004, the Buyer shall either (a) satisfy or waive the closing condition set forth in section 9(a)(viii) of the Agreement, or (b) terminate the Agreement with no further liability between or among the parties to the Agreement;

iii.	The Break-Up Fee is approved and shall be payable to Buyer only from proceeds of the sale contemplated hereby, if such sale is not to Buyer, within five (5) business days thereafter. Notwithstanding anything to the contrary in the Agreement, the Break-Up Fee shall not exceed 3% of the sum of the Purchase Price and the Assumed Liabilities. The final Break-Up Fee shall be announced prior to the commencement of the Auction. Without limiting the foregoing, in the event that the Successful Offeror(s) is/are a party/parties other than the Buyer, then the Successful Offeror(s) shall pay the Debtor an amount equal to the Final Auction Offer (which includes the amount of the Break-Up Fee), and the Debtor shall pay to Buyer the Break-Up Fee by wire transfer of immediately available funds within (5) five business days of the closing to an account designated in writing by Buyer on the closing of the transaction with the Successful Offeror(s) (which Successful Offeror(s) is/are a party/parties other than Buyer). The Debtor’s obligation to pay the Break-Up Fee shall constitute an administrative

[2]	The Agreement is attached hereto as Exhibit “A.” Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

expense of the Debtor’s estate pursuant to sections 503(b) and 507(a)(1) of the Bankruptcy Code; and

iv.	Section 10(b) of the Agreement is hereby deleted in its entirety.

8. The following procedures (the “Bidding Procedures”) relating to the submission and consideration of competing offers (each, a “Competing Offer”) proposing an alternative transaction (each, an “Alternative Transaction”) for one or more of the following three lots: (a) the CZ (Single Crystal) production line and associated assets, (b) the SF (Silicon Film) production line and associated assets and (c) the Debtor’s Spanish non-debtor operating subsidiary, Aplicaciones Tecnicas de la Energia, S.A. a/k/a ATERSA (each a “Lot,” and, collectively, the “Lots” or the “Assets”), are hereby established and approved and the Debtor is authorized to conduct an auction of the Lots (the “Auction”) in accordance therewith:

i.	The Debtors shall provide (a) notice of the Auction date, time and location and Bidding Procedures, substantially in the form of Exhibit “D” to the Motion, together with a copy of the asset purchase agreement (the “Agreement”) between the Debtor and the potential buyer, General Electric Company, acting through its GE Energy division (the “Buyer”) to all parties known to the Debtor as having expressed a bona fide interest in acquiring any of the Lots and (b) a copy of the Agreement to all prospective offerors and parties in interest upon written request to the Debtor, at the address set forth in paragraph ii, below.

ii.	Any party wishing to conduct due diligence on the Assets shall, upon execution by such prospective offeror of a confidentiality agreement and relevant agreements, in form and substance satisfactory to the Debtor, and delivery to the Debtor of such prospective offeror’s certified financial statements for the preceding two years (or other evidence) establishing to the Debtor’s satisfaction in its discretion in consultation with the Official Committee of Unsecured Creditors (the “Committee”) such prospective offeror’s financial capability to timely consummate an Alternative Transaction be granted access to all relevant business and financial information necessary to enable such party to evaluate the Assets for the purpose of submitting a competing offer for an Alternative Transaction. The Debtor shall make such access available during normal business hours as soon as reasonably practicable. Parties interested in conducting due diligence should contact Matt Karlson, SSG Capital Advisors, LP, Five Tower Bridge, 300 Barr Harbor Drive, Suite 420, West Conshohocken, PA 19428, ph. 610-940-5804, mkarlson@ssgca.com.

iii.	To be considered, each submitted Competing Offer for an Alternative Transaction shall (a) be irrevocable through the date of the closing of the sale of the Assets, (b) be made by a party satisfying the conditions described in the preceding paragraph ii (each, a “Qualified Bidder”), (c) be on substantially the same terms and conditions as those terms and conditions set forth in the Agreement, provided, however, that such offers shall include only one or more of the Lots, (d) be submitted in writing and delivered to (i) Morris, Nichols, Arsht & Tunnell (Attn: Derek C. Abbott, Esq.), 1201 North Market Street, Wilmington, Delaware 19801 (Counsel to the Debtor), (ii) Paul, Hastings, Janofsky & Walker (Attn: Karol K. Denniston, Esq.), 600 Peachtree Street, NE, Suite 2400, Atlanta, Georgia 30308-2222, (iii) Greenberg Traurig LLP (Attn: Victoria Counihan, Esq.), The Brandywine Building, 1000 West Street, Suite 1540, Wilmington, Delaware 19801 and (iv) Landis Rath & Cobb LLP (Attn: Adam G. Landis, Esq.), 919 Market Street, Suite 600, Wilmington, Delaware 19801 (Counsel to the Committee), so as to be received not later than 4:00 p.m. (Eastern Standard Time), on March 9, 2004 and (e) include the following:

a.	A statement of the Qualified Bidder’s intent to bid at the Auction;

b.	A written agreement executed by the Qualified Bidder substantially in the form of the Agreement (except that the assets to be acquired thereunder shall be one or more of the Lots), together with a copy of such agreement marked to show the specific modifications, if any, to the Agreement that the Qualified Bidder requires;

c.	A purchase price for the Lots included in such bid;

d.	Evidence, satisfactory to the Debtor in consultation with the Committee, of the Qualified Bidder’s ability to consummate the transaction.

e.	Good funds (by certified or cashier’s check or wire transfer) totaling ten percent of the total purchase price contained in such Qualified Bidder’s Competing Offer as a good faith deposit, which deposit shall be held by the Debtor through the closing of the (i) transaction contemplated by the Agreement or (ii) an Alternative Transaction.

iv.	Competing Offers shall not be contingent upon any event, including, without limitation, any due diligence investigation, the receipt of financing or the receipt of any further approval, including, without limitation, from any board of directors, shareholder or otherwise, other than any such event upon which the Agreement is contingent.

v.	Prior to the Auction, the Debtor may request from any Qualified Bidder submitting a Competing Offer such additional information as the Debtor, in consultation with the Committee, determines necessary or appropriate to allow the Debtor to fully analyze and evaluate such Qualified Bidder’s Competing Offer, in which event, such Qualified Bidder shall provide to the Debtor and the

Committee, within one business day after the Debtor’s request therefor, any such additional information.

vi.	Prior to the Auction, the Debtor shall evaluate the Buyer’s offer as embodied in the Agreement, and any Competing Offers it has received and, after consultation with the Committee, shall select the offer the Debtor determines to be the highest or otherwise best offer for the Assets (the “Initial Auction Offer”). In considering the Buyer’s offer and Competing Offers, the Debtor shall consider, among other things, the value thereof to its estate, the changes to the Agreement required by the Qualified Bidder submitting Competing Offer, and the Qualified Bidder’s ability to finance, and timely consummate, its proposed Alternative Transaction. If the Debtor does not receive any qualified Competing Offers satisfying the requirements set forth in paragraphs iii. and iv. hereof, then the Debtor, after consultation with the Committee, may elect to forego the Auction, deem the Buyer as the Successful Offeror (as defined below) and deem the Buyer’s offer for the sale of the Assets on the terms set forth in the Agreement as the Final Auction Offer (as defined below).

vii.	The Auction shall be conducted by the Debtor or its representatives on invitation to the Buyer and all Qualified Bidders that have submitted Competing Offers in accordance with these procedures, and shall commence on March 11, 2004, at 10:00 a.m. Prevailing Eastern Time at the offices of the Debtor’s counsel, Morris Nichols, Arsht & Tunnell, 1201 North Market Street, Wilmington, Delaware 19801 or at such other location established by the Debtor.

viii.	At the commencement of the Auction, the Debtor shall announce the Initial Auction Offer. In the event that the aggregate consideration of the highest non-duplicative bids other than the Agreement does not exceed $1,000,000 more than the consideration under the Agreement, then the Agreement shall be deemed the Initial Auction Offer. In such circumstance, the Debtor will solicit all qualified bidders to determine whether any bidder or bidders wishes to increase its or their bid in an amount sufficient to cause any one or a combination of non-duplicative bids to exceed $1,000,000 more than the consideration under the Agreement. If no such increase is achieved, the Agreement shall be deemed to be the Final Auction Offer (as defined below). If such increase is achieved (the resulting aggregate bid, the “First Overbid”), the Debtor shall conduct an auction of Lots or combination of Lots. Unless the total of the highest non-duplicative bids for the Assets or any one bid for the Assets is $200,000 more than the First Overbid, the First Overbid shall be deemed the Final Auction Offer. If such $200,000 increase is achieved, then each successive bid shall be in increments of no less than $100,000. The Buyer may bid at the Auction without waiving its right to the Break-Up Fee (as such terms is defined in this Order). Buyer shall receive a credit toward any incremental bid made by Buyer in an amount equal to the Break-Up Fee. The Debtor may, from time to time, in consultation with the Committee, before or during the Auction establish such additional parameters or rules for the conduct of the Auction as it deems necessary or appropriate to maximizing the value of the Assets; provided, however, that such additional parameters or rules shall not be inconsistent with the procedures set forth herein.

ix.	Following the conclusion of the Auction, and after consultation with the Committee, the Debtor shall select the offer or offers that it determines to be the highest or otherwise best offer or offers for the Assets (the “Final Auction Offer”) and shall inform the party or parties having submitted the Final Auction Offer (the “Successful Offeror(s)”) and present the Final Auction Offer to the Court for approval at the hearing to approve the sale of the Lots included in the Final Auction Offer and the Debtor’s selection of the highest or otherwise best offer therefor (the “Sale Hearing”) .

x.	At the Sale Hearing the Debtor may seek entry of an order authorizing it, in the event the Successful Offeror(s) fails to consummate the Final Auction Offer, to consummate a transaction with the Qualified Bidder or Buyer (upon Buyer’s consent) having submitted the next highest or otherwise best offer or offers at the final price and terms bid by such Qualified Bidder at the Auction (or, if such Qualified Bidder fails to consummate such transaction, the Debtor may consummate a transaction with the next highest or otherwise best Qualified Bidder, and so forth, such subsequent Qualified Bidder(s) shall be deemed the Successful Offeror(s) and shall be deemed to have submitted the Final Auction Offer for purposes of this Order.

xi.	No offer shall be deemed accepted unless and until it is approved by this Court.

9. The Debtor has demonstrated a sound business justification for utilizing the Bidding Procedures in connection with the sale of the Assets.

10. The Bidding Procedures are reasonable and appropriate and represent the best method for maximizing the return to the Debtor and its estate and creditors for the Assets.

11. The entry of this Order is in the best interests of the Debtor and its estate and creditors.

12. The Break-Up Fee is approved and shall be payable to Buyer in accordance with this Order only from proceeds of the sale contemplated hereby, if such sale is not to Buyer, within five (5) business days thereafter. Notwithstanding anything to the contrary in the Agreement, the Break-Up Fee shall not exceed 3% of the sum of the Purchase Price and the

Assumed Liabilities. The final Break-Up Fee shall be announced prior to the commencement of the Auction. Without limiting the foregoing, in the event that the Successful Offeror(s) is/are a party/parties other than the Buyer, then the Successful Offeror(s) shall pay the Debtor an amount equal to the Final Auction Offer (which includes the amount of the Break-Up Fee), and the Debtor shall pay to Buyer the Break-Up Fee by wire transfer of immediately available funds within (5) five business days of the closing to an account designated in writing by Buyer on the closing of the transaction with the Successful Offeror(s) (which Successful Offeror(s) is/are a party/parties other than Buyer). The Debtor’s obligation to pay the Break-Up Fee shall constitute an administrative expense of the Debtor’s estate pursuant to sections 503(b) and 507(a)(1) of the Bankruptcy Code.

13. Following the consummation of a transaction with the Successful Offeror(s) and the return of all deposits, the Debtor shall be fully released and discharged from any liability or obligation arising under or relating to each Qualified Bidder’s offer, and no such Qualified Bidder nor any of its affiliates shall have any other remedy or cause of action under or in relation to the sale of the Assets or any other relief requested in the Motion including, without limitation, the reimbursement of expenses incurred in connection with each Qualified Bidder’s offer and the transactions contemplated thereby (except with regard to Buyer as provided in paragraph 12 hereof and in the Agreement).

14. The Sale Hearing shall be held on March 12, 2004, at 2:00 p.m. Prevailing Eastern Time. Objections, if any, to the sale of the Assets, the Debtor’s selection of the highest and best offer therefor, and the remainder of the relief requested in the Motion shall be set forth in writing and state with particularity the nature and extent of the objector’s interests in the Debtor and its estate and the grounds for such objections or other statements of position and shall be filed with the Bankruptcy Court and served upon (i) Morris, Nichols, Arsht & Tunnell, 1201 North Market Street, P.O. Box 1347, Wilmington, Delaware 19801, Attn: Derek C. Abbott, Esq.; (ii) the Office of the United States Trustee for the District of Delaware, (iii) Landis Rath & Cobb LLP 919 Market Street, Suite 600, Wilmington, Delaware 19801, Attn: Adam G. Landis, Esq.; (iv) Greenberg Traurig LLP, The Brandywine Building, 1000 West Street, Suite 1540, Wilmington, Delaware 19801, Attn: Victoria Counihan, Esq.; and (v) Paul, Hastings, Janofsky & Walker LLP, 600 Peachtree Street, NE, Suite 2400, Atlanta, Georgia 30308-2222 Attn: Karol K. Denniston, Esq., as to be actually received by 4:00 p.m. Eastern Standard Time on March 9, 2004.

15. As soon as practicable after entry of this Order, (i) a copy of the Order and the notice substantially in the form annexed as Exhibit “D” to the Motion shall be provided to all potential purchasers identified by the Debtor, (ii) all taxing authorities having jurisdiction with respect to the Assets, (iii) the Committee, (iv) all parties having entered appearances in this case and (v) all parties asserting Liens against the Assets and such notice shall constitute good and sufficient notice of this Order, the Bidding Procedures and the Sale Hearing.

16. In connection with the Motion, on or before February 26, 2004, the Debtor will file with the Court and serve on all non-debtor parties to the Acquired Contracts and Acquired Leases (as such terms are defined in the Agreement) (together, the “Assumed Contracts”) a notice substantially in the form attached to the Motion as Exhibit “B” (the “Assumption Notice”) providing notice of the proposed assumption and assignment of the Assumed Contract to the Buyer and stating the amount of the default that the Debtor believes must be cured pursuant to 11 U.S.C. § 365(b) (the “Proposed Cure Amount”). Non-debtor parties who object to the assumption and assignment or believe that the Proposed Cure Amount is incorrect are required to file a written objection on or before 4:00 p.m. Eastern Standard Time March 9, 2004, or such non-debtor party will (i) be forever barred from objecting to the method of calculating the cure amount and (ii) be deemed to have consented to the assumption and the assignment and shall be forever barred and estopped from asserting or claiming against the Debtor or the Buyer that any additional amounts are due or defaults exist. In the event that an objection is filed, the objection must set forth (i) the basis for the objection and (ii) the amount of the cure amount or the method by which the non-debtor party believes the cure amount should be calculated.

17. In the event of a conflict between the terms and provisions of the Agreement and this Order, the terms and provisions of this Order shall control.

18. Nothing herein shall prejudice any party’s right to object to the approval of the proposed sale of the Assets or any other relief sought by the Debtor at the Sale Hearing.

19. The Court shall retain jurisdiction over any mater or dispute arising from or relating to the implementation of this Order.

Dated:      Wilmington, Delaware

February 20, 2004

/s/ Mary F. Walrath

THE HONORABLE MARY F. WALRATH CHIEF UNITED STATES BANKRUPTCY JUDGE